Enghouse Systems Limited SC TO-T

Exhibit 99.(d)(4)

Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, Ontario, Canada L3R0G4 Tel: 905-946-3302 Fax: 905-946-3201

STRICTLY CONFIDENTIAL

November 8, 2022

VIA EMAIL:

Mr. David Wambeke

david.wambeke@craig-hallum.com

QUMU Corporation

510 1st Avenue North, Suite 305
Minneapolis, MN 55403

Dear David:

Re: Revised Term sheet for the share purchase of QUMU Corporation

This letter of intent sets forth the non-binding (except as otherwise provided herein) terms (the “Letter of Intent”) of the offer by Enghouse Systems Limited or one or more of its affiliates (“Enghouse” or the “Buyer”) to purchase QUMU Corporation (“QUMU”). The terms of the purchase will include, without limitation, those set out in Schedule “A” hereto.

As per the enclosed terms, the cash offer is equal to US$ 1.02 per QUMU share. The purchase will be structured as a merger.

The combination of QUMU’s video creation, management and delivery solutions with Enghouse’s Video collaboration and streaming solutions strengthens the position of both companies in a very competitive space.

Enghouse has an impeccable track record of closing transactions once an LOI has been agreed to. No external financing will be needed for this transaction.

This non-binding Letter of Intent is made under the non-disclosure and confidentiality agreement between the parties. We are prepared to move forward on an accelerated time schedule on an exclusive basis and with minimum disruption to QUMU.

We look forward to your timely response and to working with you cooperatively towards completing a mutually beneficial transaction.

Yours truly,

Accepted and agreed to:

Enghouse Systems Limited		QUMU Corporation

/s/ Sam Anidjar		/s/ Rose Bentley

Name:	Sam Anidjar	Name:	Rose Bentley
Title:	Vice President, Corporate Development	Title:	President & CEO

www.enghouse.com

SCHEDULE A

Summary of Proposed Transaction Terms

The following summarizes the principal terms that would apply to Buyer’s acquisition of QUMU (the “Proposed Transaction”). This Letter of Intent and any definitive agreement regarding the Proposed Transaction (the “Merger Agreement”), are subject to, among other things, detailed due diligence and the final approval of the parties’ respective boards of directors and, if applicable, stockholders.

Except with respect to the sections hereof entitled “Exclusivity”, “Broker/Agent’s Fee”, and “Governing Law,” this Letter of Intent is an expression of intent and is not meant to be binding on the parties. Unless and until the Merger Agreement has been negotiated, executed and delivered by Buyer and QUMU, neither Buyer nor QUMU will be under any legal obligation of any kind whatsoever with respect to the consummation of the Proposed Transaction regardless of any action or inaction of the parties hereto from and after the date hereof and this Letter of Intent may not be relied on as the basis for contract by estoppel or be the basis for a claim based upon detrimental reliance or any other theory at law or at equity.

Total Purchase Price:	Cash purchase price of approximately US$ 20.4 million for all the outstanding shares and other securities of QUMU on a fully diluted basis (including without limitation stock options, warrants, RSU and PSU).
Share Price:	US$ 1.02 per share in cash at closing. The Share Price is based on the Total Purchase Price of US$ 20.4 million which is the maximum amount payable.
Structure:	The Proposed Transaction will be structured as a merger.
Principal Conditions:	Conditions to closing would include, among other things:
	▪	Accuracy of representations and warranties at closing and performance of all covenants;
	▪	No material adverse change to the business of QUMU including no material adverse change to the balance sheet or operations; the parties will cooperate to define “material adverse change” in the Merger Agreement in a customary manner;
	▪	Costs associated with investment banking, transaction legal fees, change of control severances/bonuses and D & O insurance not to exceed US$ 3.7 million and line of credit debt not to exceed US$ 1.35 million (including termination fee); and
	▪	Receipt of any necessary approvals including shareholder, regulatory and exchange approvals and material third party consents.

Interim Operations:	▪	The Merger Agreement will contain customary covenants by QUMU to continue operating its business in the ordinary course including, without limitation, not to alter its capital structure, including not issuing any securities including any warrants, options or other convertible securities or restricted stock units, to make no cash dividends, redemption or other distributions, compensation adjustments including amendments to existing or creating new golden parachute arrangements, third-party capital expenditures in excess of US$ 25,000, incurrence of debt (other than ordinary course use of the QUMU revolving line of credit) or other material transactions, without written consent of Buyer which will not be unreasonably withheld. Buyer herein acknowledges that QUMU may incur costs related to this transaction pre-closing, which amounts shall be reasonable;

	▪	No new employees or contractors will be hired by the Company prior to the closing without the prior written consent of the Buyer which will not be unreasonably withheld. There will be no change to the terms of any employment or contractor agreements or remuneration of any management or staff from the date hereof to the closing date;
	▪	Neither QUMU, the principal shareholders, nor their respective representatives, nor the Buyer or its representatives, shall make any announcement or other disclosure to any third party of the transaction contemplated hereby, either before or after closing, without the prior written consent of the other, except to professional advisors, to contracting parties whose consent is needed to close the transaction, or as legal or regulatory obligations may require; and
	▪	QUMU shall comply with all applicable laws and shall obtain all required consents and approvals required thereunder.

Representations and Warranties:	The Merger Agreement will include representations and warranties relating to the parties customary for transactions of this nature. The representations and warranties will not survive closing.
Break-Up Fee:	The Merger Agreement will provide that QUMU will pay the Buyer a break-up fee of US$ 800,000 pursuant to a break-up fee provision if:
	▪	All members of the QUMU Board of Directors do not support the Purchase Agreement; or
	▪	The QUMU Board of Directors agrees to an alternative offer within 12 months of termination of the Merger Agreement, subject to customary conditions;
	▪	The Merger Agreement will further provide that if the QUMU Shareholders vote against accepting Enghouse’s offer, QUMU will reimburse Enghouse US$ 200,000.

Support Agreement:	Concurrently with the Merger Agreement, all directors and senior officers of QUMU and major shareholder Harbert Discovery Fund, LP (the “QUMU Insiders”) shall enter into a support agreement to vote for the Proposed Transaction and against any other offer from a party to purchase QUMU. The QUMU Insiders will also agree not sell any of their QUMU shares to anyone other than Buyer so long as the support agreement remains in effect. Notwithstanding the foregoing, the QUMU Insiders will be permitted to fulfill their fiduciary duties under applicable law in their capacities as directors and officers of QUMU.

No Shop:	Following the signing of the Merger Agreement, QUMU will be prohibited from, directly or indirectly, taking any action to solicit, respond to, or negotiate with any third party for an acquisition proposal relating to QUMU.
Exception to No Shop:	If QUMU receives a bona fide written acquisition proposal from a third party prior to the receipt of its shareholder approval, it will be permitted to, subject to customary conditions, (1) engage in discussions with any person to determine whether the acquisition proposal would reasonably be expected to lead to a Superior Proposal and (2) if the acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal, participate in discussions or negotiations with the third party and furnish confidential information to such third party.
Change in Recommendation for a Superior Proposal:

“Superior Proposal” is an unsolicited acquisition proposal by a third party (at a share price higher by at least 5%) that the QUMU Board of Directors determines in its reasonable judgment, taking into account, among other things, all legal, financial, regulatory or other aspects of the proposal and the identity of the person making the proposal, is more favorable to the QUMU shareholders from a financial point of view than the terms of the Proposed Transaction and is reasonably capable of being consummated.

Prior to the QUMU Board of Directors changing its recommendation in response to a Superior Proposal, it must give Buyer at least 4 business days’ notice and the opportunity to discuss potential amendments / counteroffers to the Merger Agreement, with an additional 2 business day matching right period for any material change in reasons for change in recommendation.

After this required process, the QUMU Board of Directors may change its recommendation if it determines in good faith that such offer constitutes a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties.

Exclusivity:	From the date hereof and ending on the first to occur of a) the termination of this Letter of Intent by mutual agreement of the parties, b) the execution of the Merger Agreement, c) Buyer’s indication to QUMU of its decision not to proceed with the Proposed Transaction (as contemplated below under the “Termination section or d) December 15, 2022, Buyer shall have the exclusive right to complete the Proposed Transaction. During such time, directors, officers, employees, agents, attorneys, accountants, investment bankers and other representatives of QUMU will not directly or indirectly initiate, solicit, seek, facilitate or encourage any inquiries or the making of any proposal, or negotiate or enter into or continue discussions with respect to alternative transactions or make information available to any party in respect of any potential transaction involving the purchase of QUMU.

Due Diligence:

The Proposed Transaction remains subject to the Buyer’s satisfactory completion of due diligence and the negotiation and execution of the Merger Agreement. QUMU shall permit Buyer to conduct a thorough due diligence investigation commencing immediately. In the process of due diligence, QUMU is to provide Buyer and its professional representatives with free and full access during normal business hours to the relevant books, records, contracts, customers (at the appropriate time) and management of QUMU and its business. Due diligence expected to take approximately 7-10 business days.

Broker/Agent’s Fee:	QUMU and Buyer will bear their own respective expenses in connection with the negotiation, structuring, due diligence efforts and completing the Proposed Transaction, including, without limitation, any agency/broker fees, legal, accounting fees, or other fees related to the Proposed Transaction that may be payable to any third party.
Advisors:	Buyer will use internal resources for accounting, tax and general due diligence.

Financing:	No financing arrangements will be required for the Proposed Transaction as Buyer has all required cash on hand to complete the Proposed Transaction.

Termination:	▪ If not accepted, this Letter of Intent will automatically terminate and be of no further force and effect at 5:00 p.m. EST on November 8, 2022; and
▪ If during the course of the due diligence investigation, Buyer uncovers discrepancies or information which, in Buyer’s sole opinion, could have a negative impact on the value of the QUMU shares being purchased in the Proposed Transaction or on QUMU’s business, Buyer may, upon written notice to QUMU, withdraw this proposal and terminate this Letter of Intent without penalty to Buyer.

Notwithstanding anything to the contrary in this Section, the Sections hereof entitled “Confidentiality,” “Broker/Agent’s Fee,” and “Governing Law” shall survive the termination of this Letter of Intent and the termination of this Letter of Intent shall not affect any rights any party has with respect to the breach of this Letter of Intent by another party prior to such termination.

Shareholder Meeting:	Subject to the QUMU board’s right to change its recommendation and right to terminate the Merger Agreement, QUMU will agree to (1) convene and hold the special shareholders meeting as promptly as practicable after the execution of the Merger Agreement, (2) recommend that QUMU shareholders vote to approve the Merger Agreement, and (3) use commercially reasonable efforts to solicit from QUMU shareholders proxies in favor of the approval of the Merger Agreement.

Indemnification and Insurance:	For a period of 6 years following the effective time, Buyer will maintain QUMU’s D&O insurance policy for acts or omissions occurring prior to the effective time of the merger covering QUMU’s directors and officers currently by QUMU’s D&O insurance policy. The price will not exceed 300% of the amount per annum QUMU paid in the last full fiscal year. Alternatively, Buyer may purchase a 6 year “tail” policy on the current D&O insurance policy on terms and conditions no less advantageous than the current D&O policy.
Specific Performance:	Each of the parties will be entitled to an injunction to prevent breaches of the Merger Agreement and to enforce specifically the performance of terms and provisions contained therein, without posting any bond or other undertaking. Each party would be entitled to enforcement of the other’s party’s obligation to consummate the Proposed Transaction in a customary and reciprocal manner.
Confidentiality:	This term sheet is subject in all respects to the parties’ respective confidentiality obligations set forth in the Confidentiality and Non-Disclosure Agreement, dated July 26, 2022, by and between Buyer and QUMU.
Governing Law:	THIS LETTER OF INTENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.